UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

CLEVELAND-CLIFFS INC.
(Exact name of registrant as specified in its charter)

Commission File No. 1-8944

Ohio	34-1464672
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 Public Square, Suite 3300, Cleveland, Ohio	44114-2315
(Address of principal executive offices)	(Zip Code)

James D. Graham
Executive Vice President, Human Resources, Chief Legal and Administrative Officer & Secretary
Cleveland-Cliffs Inc.
200 Public Square, Suite 3300
Cleveland, Ohio 44114-2315
(216) 694-5700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This report on Form SD for the reporting period from January 1, 2022 to December 31, 2022 (the “Reporting Period”), issued pursuant to Section 13(p) of the Securities Exchange Act of 1934, as amended, Rule 13p-1 and the related rules and guidance promulgated by the Securities and Exchange Commission (collectively, the “Conflict Minerals Rules”), is submitted by Cleveland-Cliffs Inc., on behalf of itself and its consolidated subsidiaries, including its 100%-owned indirect subsidiaries, Cliffs Steel Inc., Cleveland-Cliffs Steel Corporation, Cleveland-Cliffs Steel LLC and Cleveland-Cliffs FPT Services Company (collectively, the “Company”). The purpose of this filing is to comply with the reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. For purposes of this report, the term “Conflict Minerals” means:
(1)Columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State of the United States determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”); or
(2)Any other mineral or its derivatives determined by the Secretary of State of the United States to be financing conflict in Covered Countries.
Conflict Minerals Disclosure
Conflict Minerals are not necessary to the functionality or production of the vast majority of products manufactured by the Company. The Company’s efforts related to the identification of Conflict Minerals in its products involved cross-functional collaboration among several of the Company’s departments, including the Research and Development, Procurement and Legal departments, to review the specifications of its products and whether any Conflict Minerals were necessary to the functionality or production of such products. In addition, the Company engaged in due diligence with respect to third-party materials purchased by the Company to determine whether the chemical composition of such materials included any Conflict Minerals. As a result of this process, the Company determined that the only Conflict Mineral necessary to the functionality or production of certain of the Company’s electrical steel grades, tinplate products and electrodeposition coating service for metal parts (collectively, the “Covered Products”) manufactured during the Reporting Period was tin.
Following this determination, the Company conducted a detailed review of the ways in which tin entered the Company’s supply chain and was used by the Company during the Reporting Period. This review established that the Company used tin in two forms during the Reporting Period: tin included in recycled or scrap metal and tin in refined forms from mined sources of tin. This Reporting Period represents the first full year following the Company’s acquisition in late 2021 of Ferrous Processing and Trading Company (“FPT”), one of the largest processors of prime scrap metal in the United States, which scrap includes post-industrial and post-consumer scrap or recycled materials that on occasion may contain Conflict Minerals. During the Reporting Period, FPT processed approximately three million net tons of scrap metal, a large portion of which was consumed by the Company’s steelmaking operations. However, because not all of the tin used by the Company in the Covered Products during the Reporting Period was from recycled or scrap sources, the Company undertook in good faith a reasonable country of origin inquiry to determine whether any of its tin originated or was processed in the Covered Countries.
The Company engaged in a thorough reasonable country of origin inquiry of its supply chain to determine the mines and smelters from which its non-scrap tin originated and the various points of custody of such tin prior to being consumed in the Company’s operations. In executing this inquiry, the Company modeled its process after the framework of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. Among other things, this effort included: (i) contacting suppliers from whom the Company purchased non-scrap tin or other potential tin-containing materials and discussing with such suppliers’ relevant personnel the source and chain of custody of the tin prior to its delivery to the respective supplier and the Company; (ii) obtaining certifications or other forms of reasonable assurance from suppliers of tin or other potential tin-containing materials that the tin or other materials delivered to the Company during the Reporting Period were sourced entirely from recycled or scrap sources; (iii) requesting suppliers from whom the Company purchases non-scrap tin or other potential tin-containing materials to complete the Conflict Minerals Reporting Template of the Responsible Minerals Initiative (“RMI”), which includes disclosure as to any mine and/or smelter from which any non-scrap tin originated or was processed; and (iv) reviewing the Company’s sources of tin against the RMI’s Responsible Minerals Assurance Process (“RMAP”) list of smelters that are compliant with the RMAP’s responsible mineral sourcing validation program to determine whether the Company’s sources of tin were in compliance with the RMAP validation program.
Since the Company generally does not have direct contractual relationships with smelters and refiners, it relies on its suppliers to gather and provide specific information about the origin of any Conflict Minerals (or products containing Conflict Minerals) supplied to the Company. Following its receipt of responses from its suppliers of non-scrap tin or other potential tin-containing materials, the Company gave further guidance to any suppliers that initially provided incomplete information or company-wide information and requested that such suppliers complete an updated product-specific Conflict Minerals Reporting Template or provide an alternate reasonable form of assurance regarding the sources of any non-scrap tin or other potential tin-containing materials in their products supplied to the Company. In accordance with the Conflict Minerals Rules, the Company intends to continue to monitor and work with its suppliers proactively to verify the origin of any Conflict Minerals in its supply chain.
As a result of the Company’s review of the Covered Products, evaluation of its sources of tin and the reasonable country of origin inquiry it conducted in good faith with respect to such sources, the Company determined that, to the best of its knowledge, (a) the tin included in the Covered Products during the Reporting Period was from recycled or scrap sources or (b) the Company has no reason to believe the tin included in the Covered Products originated in the Covered Countries.

A copy of this Conflict Minerals disclosure is also available in the “Investors” section, “SEC Filings” subsection, of the Company’s website at www.clevelandcliffs.com. The content of any website referred to in this report is included for general information only and is not considered incorporated by reference in this report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CLEVELAND-CLIFFS INC.

	By:	/s/ James D. Graham
James D. Graham
Executive Vice President, Human Resources, Chief Legal and Administrative Officer & Secretary

Dated: May 26, 2023